Will H. Cai +852 3758 1210 wcai@cooley.com

September 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on August 29, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comments (“Comments”) on August 29, 2022 relating to certain accounting and other issues associated with Bitdeer’s purchase of wealth management products.

Set forth below are the Company’s responses to the Comments. The Comments are repeated below in bold and are followed by the Company’s responses. In addition, the Company has revised Amendment No. 5 to Draft Registration Statement on Form F-4 (the “DRS/A”) submitted via EDGAR on July 6, 2022 to include updated financial statements of Blue Safari Group Acquisition Corp. (“Blue Safari”) and submit certain exhibits, and is filing a revised version of the DRS/A (the “Revised DRS/A”) and certain exhibits via EDGAR with this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

1.	Please address the following questions on Bitdeer’s wealth management products.

1)	In order to help us evaluate your accounting of the wealth management product, please provide further clarification of the nature and the legal form of both the fund and the company’s investment in the fund.

2)	In the May 25 response, the company indicated that the wealth management product is a USDT investment fund, and it further states that the shares of the wealth management product that the company purchases represents a contractual right to the residual interests in net assets of the underlying investment portfolio. Please explain whether the investment is the right to a return in the performance of the portfolio or an ownership interest in the fund.

3)	Please clarify if the investment management product that the company invested in only hold USDT, and if so, what’s the business reason for transferring tether into something that only invest in tether.

September 6, 2022 Page 2

In response to paragraph 1) of the Staff’s comment, the Company respectfully advises the Staff that Matrixport Group offers the wealth management product, or the “fund,” and manages all USDT invested in the wealth management product in one or more designated trading accounts on certain digital assets exchanges. As the wealth management product is established to utilize USDT to seek returns from market arbitrage opportunities by trading various digital assets, the underlying digital assets traded are all held in the designated trading accounts. Bitdeer’s investment in the “fund” represents Bitdeer’s units of interest or shares of interest in the trading accounts designated for the wealth management product (the “Trading Account”). The wealth management product does not represent interests in a legal fund vehicle.

In response to paragraph 2) of the Staff’s comment, the Company respectfully advises the Staff that the investment in the wealth management product is a contractual right to return in the performance of the Trading Account because the legal form underlying the wealth management product is not an entity.

In response to paragraph 3) of the Staff’s comment, the Company respectfully advises the Staff that the wealth management product is established for the purpose of utilizing USDT to seek returns from market arbitrage opportunities by trading various digital assets, and therefore may hold digital assets other than USDT from time to time, depending on the market arbitrage opportunities available, such as basis trading and cross-exchange trading opportunities. Bitdeer’s purpose of investing in the wealth management product is to gain a return from such trading strategies.

2.	Please address the following questions on Bitdeer’s wealth management products.

1)	The investment is described as “wealth management product,” but that does not clearly describe either the company’s investment or what the company invested in. Please propose a revised disclosure that more fully describes the investment, including (1) its legal form, (2) the rights it conveys to the company, (3) a description of the product that the company has invested in and what ownership it represents and (4) cash flow related to the investment.

2)	Please explain what it means the investment may be redeemed, does it mean that it’s an embedded put right or it’s callable by the issuer.

3)	The current disclosure says that the wealth management product has a term from October 20, 2021 to December 28, 2021, and redeemable monthly. But on the call, the company said that the wealth management product has no specific term. Please clarify is it the investment in the wealth management product that has a term or the management product that has a term. If the disclosure means that the company redeemed on December 28, 2021, please revise to clarify.

In response to paragraph 1) of the Staff’s comment, the Company respectfully proposes the following revised disclosure related to wealth management product on pages 189 and 190 of the Revised DRS/A.

“Prior to June 30, 2021, we did not leverage cryptocurrencies that we held, including Bitcoin, to generate additional income, through lending, hedging or otherwise, nor did we purchase any cryptocurrencies for the same purposes. In the second half of 2021, we explored new options, such as short-term cryptocurrency lending and purchase of wealth management products using cryptocurrencies we purchased using our idle fiat currencies, in addition to direct deposits of fiat currencies at fixed rates, in order to optimize our cash management cycle and generate a higher return on cash not otherwise used in our operating activities. Specifically, during the second half of 2021, we purchased 30 million USDC using USD and lent such USDC to Matrixport Group at a fixed annual interest rate of 8.25% and received approximately US$0.7 million interest income; we purchased 30 million USDT with USD and purchased from Matrixport Group a non-principal-guaranteed wealth management product, representing the Group’s units of interest in the underlying digital assets trading account, in the amount of 30 million USDT. The value of the units is based on the performance of the trading account and we have the right to redeem the units with Matrixport Group based on the value on the redemption date during certain days of each month. The wealth management product provides variable returns, and we received approximately US$0.7 million investment income from such product in the second half of 2021. Both the loan and the wealth management product were fully redeemed and collected by the end of 2021. In addition, because we generally do not hold cryptocurrencies, while the incomes we received were initially in cryptocurrencies, they were promptly sold in exchange for fiat currencies following receipt.”

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

September 6, 2022 Page 3

The Company further proposes the following revised disclosure related to wealth management product on page F-79 of the Revised DRS/A:

“In October 2021, the Group purchased 30 million USDT with USD and purchased from Matrixport Group a non-principal-guaranteed wealth management product, representing the Group’s units of interest in the underlying digital assets trading account, in the amount of 30 million USDT. The value of the units is based on the performance of the trading account and the Group has the right to redeem the units with Matrixport Group based on the value on the redemption date during certain days of each month. All units were redeemed on December 28, 2021 and the USDT received from the redemption of the units were shortly disposed of in exchange for USD. The return from the wealth management product amounted to US$0.7 million.

The purchases and disposals of cryptocurrencies associated with investment or lending transactions are presented as investing activities in the combined and consolidated statements of cash flows”

In response to paragraph 2) of the Staff’s comment, the Company respectfully advises the Staff that the wealth management product allows the investor to withdraw their investments from, or make additional investments to the managed account during certain period of each month. Matrixport Group has no right to call or force an investor to commence investment or withdrawal. The investor has an embedded put right to the investment (only during certain period of each month).

In response to paragraph 3) of the Staff’s comment, the Company respectfully clarifies that the wealth management product does not have a term and Bitdeer withdrew its investment on December 28, 2021.

The Company proposes the following revised disclosure on page 231 of the Revised DRS/A as follows:

“In October 2021, we purchased 30 million USDT with USD and purchased from Matrixport Group a non-principal-guaranteed wealth management product, representing the Group’s units of interest in the underlying digital assets trading account, in the amount of 30 million USDT. The wealth management product does not have a pre-determined term and is redeemable by us on certain days of each month. We redeemed the product on December 28, 2021, earned an investment income of approximately US$0.7 million, and realized an annual percentage yield of around 13%.”

Please also refer to response to paragraph 1) of the Staff’s comment for the proposed disclosure on page F-79 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

September 6, 2022 Page 4

3.	Please further articulate your accounting analysis (including the literature it relied upon) regarding the investment contains embedded derivative or is derivative in its entirety, and how that analysis relates to its conclusion that the wealth management product is a financial asset.

In response to the Staff’s comment, the Company has re-evaluated the accounting analysis regarding the investment in the wealth management product based on responses to comments 1 and 2 as follows:

Nature of the wealth management product

The wealth management product Matrixport Group offers to the public is units of interest to its managed trading account that gains return by seeking market arbitrage opportunities (the “Product”). When making the investment in the Product, the investor pays USDT to Matrixport Group, who then calculates the percentage of the investment in the trading account, in other words, the investor’s “shares” or units of interest in the Product. The percentage is fixed at the time of investment and adjusted only when the investor withdraws the investment or makes additional investments. The Product does not have a specific term and it allows the investor to withdraw their investments or redeem their shares from the Product during certain period each month. Upon redemption of the shares, an investor receives USDT in amount calculated using the investor percentage (defined as investor’s shares or units of interest as a percentage of total shares or units in the trading account) * net asset value of the trading account * 99.5% (“number of shares redeemed * NAV per share * 99.5%,” as discussed in response to comment 4 in the response letter dated August 18, 2022). The 99.5% in the calculation accounts for the investor’s payment of management fee to Matrixport Group, which is priced at 0.5% of the redemption amount. Matrixport Group charges management fee only upon redemption. Bitdeer does not hold cryptocurrency and has a policy to dispose of cryptocurrencies for fiat currencies shortly after the receipt of any cryptocurrency. As such, as illustrated in response to comment 1 in the response letter dated August 18, 2022, Bitdeer would first use its fiat currencies to purchase the USDT and then use the USDT to make the investment. Upon receipt of the USDT from the redemption, Bitdeer disposes of the USDT for fiat currencies.

Classification analysis

Because the legal form underlying the Product is not an entity, Bitdeer’s interest to the residual return of the trading account only represents a contractual right to return in the performance of the trading account and does not meet the definition of an equity instrument based on IAS 32 paragraph 11.

Bitdeer believes the purchase of the Product should be recognized as a receivable of USDT linked to the performance of the underlying trading account associate with the Product. Because the Product does not guarantee the investment principal, the purchase of the Product creates a receivable upon transfer of the USDT as the control has been transferred based on the facts that Matrixport Group 1) is able to direct the use of the USDT and 2) is able to obtain substantially all of the remaining benefits from the USDT by trading and the transfer does not contain any repurchase provision. As a result, the derecognition criteria pursuant to IAS 38 paragraph 112 and 114 have been met which creates a receivable of USDT that gives rise to a variable return linked to the performance of the underlying trading account.

The investment itself does not constitute a financial asset because it does not give rise to a present right to receive cash or another financial assets but it contains a component that meets the definition of derivative based on 1) its value changes in response to the change in the value of the underlying trading account; 2) it requires no initial net settlement; and 3) it is settled at a future date. Bitdeer believes an embedded derivative associated with the receivable exists based on IFRS 9 paragraph 4.3.1. In addition, because the economic characteristic of the host contract (the receivable) differs from the embedded derivative (value based on performance of the Product), the embedded derivative needs to be accounted for separately based on IFRS 9 paragraph 4.3.3.

Measurement and presentation analysis

Under the embedded derivative classification, the receivable would be carried at cost, and the embedded derivative should be accounted for separately as an asset or a liability based on the change in fair value of the trading account. When Bitdeer withdraws the investment, the receivable and derivative balance will be derecognized with a corresponding increase in the cryptocurrency account, representing the receipt of USDT. The investment is short-term in nature and was redeemed within the same fiscal quarter based on Bitdeer’s investment policy. Due to the short-term nature of the investment, change in fair value of the trading account would be immaterial.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

September 6, 2022 Page 5

As to the presentation for the consolidated financial statements, Bitdeer has recorded gain on investment, which is immaterial and represents the change in fair value of the Product, in the consolidated statement of operation and comprehensive income. Further, because Bitdeer has made and withdrawn the investment within the same fiscal quarter, the transaction has no impact to the consolidated statement of financial position. Cash paid to purchase the USDT associated with the purchase of the Product and received from disposal of the USDT received from the redemption of the Product was presented as investing activities in the consolidated statement of cash flows.

4.	Please provide a copy of the wealth management contract with Matrixport, or a documentation to evidence the purchase with Matrixport.

In response to the Staff’s comment, the Company respectfully submits a copy of the contract as Appendix, and will supplementally submit a purchase record.

The contract is also available via the following hyperlink:

https://invest.matrixport.dev/fundagreement/en

5.	Response to Staff’s prior comments.

In response to the Staff’s comment 27 in the comment letter dated January 11, 2022, the Company is submitting agreements governing custody of Bitdeer’s digital assets as exhibits 10.20 and 10.21 to the Revised DRS/A with this response letter.

In response to the Staff’s comment 1 in the comment letter dated March 28, 2022, the Company is submitting a draft opinion of counsel to Blue Safari and a draft opinion of counsel to Bitdeer as to U.S. federal income tax matters as exhibits 8.1 and 8.2 to the Revised DRS/A with this response letter. The Company will file executed opinion letters upon filing of the Registration Statement on Form F-4.

*      *      *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP

Appendix

ASSET MANAGEMENT PRODUCT AGREEMENT

This ASSET MANAGEMENT PRODUCT AGREEMENT (this “Agreement”) is entered by and between you (also referred to herein as “Client”) and Flying Otter Inc., (“We”, “Company” or “Flying Otter”, and together with you, the “Parties” and each a “Party”). This Agreement sets forth the terms and conditions under which you invest in the ASSET MANAGEMENT Product (the “ASSET MANAGEMENT Product” or the “Product”) from the Company. By clicking “[agree]” (or other phrases of equivalent meaning), you agree that you read, understand, and accept all of the terms and conditions contained in this Agreement as well as Matrixport’s [Privacy Policy]. If you have any question regarding the ASSET MANAGEMENT and/or this Agreement, please contact our customer service by sending email to [support@matrixport.com].

BY USING OUR SERVICE, YOU CONSENT TO US ACCESSING, PROCESSING AND RETAINING ANY PERSONAL INFORMATION YOU PROVIDE TO MATRIXPORT ACCORDING TO THE USER AGREEMENT OF MATRIXPORT.

1.	RISK DISCLOSURE

PLEASE READ THIS RISK DISCLOSURE CAREFULLY. IF YOU CANNOT ACCEPT SUCH RISKS, YOU SHOULD NOT INVEST IN THE ASSET MANAGEMENT PRODUCT.

1.	DIGIAL ASSETS RELATED PRODUCTS CONTAIN HIGH RISKS: DIGITAL ASSETS ARE NOT ISSUED BY ANY FINANCIAL INSTITUTION OR COMPANY. THE DIGITAL ASSETS MARKET IS NEW AND UNCONFIRMED. DIGITAL ASSETS TRANSACTIONS CONTAIN EXTREMELY HIGH RISKS, AND THEY ARE TRADED UNINTERRUPTED THROUGHOUT THE DAY. THERE IS NO LIMIT ON PRICE FLUCTUATIONS OF DIGITAL ASSETS. THE VALUE OF DIGITAL ASSETS FLUCTUATE DRASTICALLY AND THEREFORE YOUR PURCHASE, SALE, HOLDING, OR INVESTMENT IN DIGITAL ASSETS OR RELATED PRODUCTS MAY CONTAIN A HUGE RISK OF FINANCIAL LOSS, WHICH IS NOT SUITABLE FOR MOST PEOPLE. YOU SHOULD CAREFULLY CONSIDER WHETHER INVESTING IN THE ASSET MANAGEMENT PRODUCT IS SUITABLE FOR YOU BASED ON YOUR FINANCIAL SITUATION AND RISK PREFERENCE.

2.	NOT A PRINCIPAL- GUARANTEED PRODUCT; MAY CAUSE FINANCIAL LOSS: YOU AGREE THAT, THE ASSETS INVESTED BY YOU ARE MANAGED BY SOME THIRD-PARTY QUANTITATIVE TRADING TEAMS WITH GOOD PERFORMANCE RECORDS AND THEY WILL WORK ON CAPTURING MARKET ARBITRAGE OPPORTUNITIES IN EXCHANGES AND GLOBAL MARKETS. HOWEVER, PERFORMANCE RECORDS MAY NOT BE ABLE TO REPEAT, THEREFORE WE DO NOT GUARANTEE THAT THE INVESTMENT IN THE ASSET MANAGEMENT PRODUCTS WILL BRING YOU FINANCIAL RETURN, AND WE DO NOT GUARANTEE ANY MINIMUM RETURN. THEREFORE, CLIENTS SHOULD NOT REGARD THE ASSET MANAGEMENT PRODUCT AS A SUBSTITUTE FOR ORDINARY SAVINGS OR DEPOSITS. ANY INFORMATION THAT THE COMPANY PROVIDES TO YOU REGARDING THE EXPECTED RETURN IS FOR YOUR REFERENCE ONLY, WHICH DOES NOT CONSTITUTE THE COMPANY’S ANY KIND OF PROMISES AND GUARANTEES ON EXPECTED RETURN. WHETHER YOU ACTUALLY OBTAIN ANY RETURN OR NOT THROUGH INVESTING IN THE ASSET MANAGEMENT PRODUCT AND THE SPECIFIC RATE OF RETURN DEPEND ON VARIOUS FACTORS SUCH AS THE MARKET TREND OF THE RELEVANT DIGITAL ASSETS. THE PRICES OF DIGITAL ASSETS FLUCTUATE DRASTICALLY, AND THERE IS A POSSIBILITY THAT SUCH ASSET MANAGEMENT PRODUCT MAY CAUSE FINANCIAL LOSSES TO YOU.

3.	LIQUIDITY RISK: PLEASE PAY SPECIAL ATTENTION TO THE CLOSED PERIOD OF THE ASSET MANAGEMENT PRODUCT. ONCE A CLIENT INVESTS IN AN ASSET MANAGEMENT PRODUCT, UNLESS IT IS EXPRESSLY SPECIFIED THAT IT CAN BE REDEEMED EARLY DURING THE CLOSED PERIOD, ANY EARLY REDEMPTION OR WITHDRAWAL DURING THE CLOSED PERIOD WILL NOT BE ALLOWED.

4.	EXTREME CIRCUMSTANCES: AS MENTIONED EARLIER, THE DIGITAL ASSET MARKET IS NEW AND UNCONFIRMED. DIGITAL ASSET TRANSACTIONS CONTAIN EXTREMELY HIGH RISKS. IF, FOR EXAMPLE: POLICIES AND REGULATIONS CHANGES FORBID DIGITAL ASSETS TO BE TRADED; EXCHANGES SHUTDOWN OR RESTRICT FUND WITHDRAWALS; AND THE THIRD-PARTY TRADING TEAMS BECOME BANKRUPT OR DISAPPEAR WILLFULLY DUE TO ITS OPERATIONAL FAILURE OR EXTERNAL REASONS (COLLECTIVELY REFERRED TO AS “EXTREME CIRCUMSTANCES”), WE SHALL NOT BE LIABLE TO YOU FOR THE LOSSES CAUSED BY SUCH EXTREME CIRCUMSTANCES NOT CONTROLLED BY US. YOU UNDERSTAND THAT IN SUCH EXTREME CIRCUMSTANCES, YOU MAY LOSE YOUR INVESTMENT FUNDS.

5.	NO SOLICITATION: ANY INFORMATION PROVIDED BY THE COMPANY REGARDING THE ASSET MANAGEMENT PRODUCT (INCLUDING BUT NOT LIMITED TO THE WEBSITE, THE ORDER SYSTEM, AND THE PRODUCT PAGE) DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO RESIDENTS FROM THE UNITED STATES, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SINGAPORE AND OTHER COUNTRIES OR REGIONS WHERE SUCH OFFER OR SOLICITAITON IS PROHIBITED BY LAW. BEFORE YOU INVEST IN THE ASSET MANAGEMENT PRODUCT, PLEASE CONFIRM THAT YOU ARE NOT A RESIDENT FROM THE ABOVE-MENTIONED COUNTRIES OR REGIONS, AND THAT YOUR INVESTMENT IN THE ASSET MANAGEMENT PRODUCT COMPLIES WITH THE LAWS AND REGULATIONS APPLICABLE TO YOU.

2.	DEFINITION

As used in this Agreement, the following terms shall have the following respective meanings:

1.	“Account Balance” means the Digital Currency balance you have in your Matrixport Account. Your Account Balance shall exceed the Investment Amount you intend to invest in the ASSET MANAGEMENT. Your use of your Matrixport Account is governed by the relevant user agreement between you and Matrixport. Your Matrixport Account is hereby designated by you to receive the Settlement Amount (in Settlement Currency) when the ASSET MANAGEMENT is due.

2.	“Affiliate” shall mean, in respect of a person, any entity, individual, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such person.

3.	“Confidential Information” means any information concerning or referring in any way to the business of one Party, whether or not disclosed to or acquired by the other Party through or as a consequence of performance of this Agreement. For purposes of this Agreement, Confidential Information consists of information proprietary to one Party which is not generally known to the public and which in the ordinary course of business is maintained by such Party as confidential. By way of example and without limitation, Confidential Information consists of computer software, trade secrets, patents, inventions, copyrights, techniques, designs, and other technical information in any way concerning or referring to scientific, technical or mechanical aspects of one Party's products, concepts, processes, machines, engineering, research and development. Confidential Information also includes, without limitation, information in any way concerning or referring to such Party's business methods, business plans, forecasts and projections, operations, organizational structure, finances, customers, funding, pricing, costing, marketing, purchasing, merchandising, sales, products, product information, suppliers, customers, employees or their compensation, data processing, software and all other information designated by such Party as “confidential,” whether or not marked or labelled “confidential”.

4.	“Digital Asset” shall mean any cryptocurrencies, decentralized application tokens and protocol tokens, whether issued in a private or public transaction, that are agreed by Parties in writing.

5.	“Discount” shall mean a percentage agreed by Parties through the Order System, which is one of the determining factors in the Purchase Formula that determines and calculates the Purchase Price on the Expiry Date.

6.	“Expiry Date” shall mean the date agreed by Parties when the ASSET MANAGEMENT is due and when Client’s Investment Amount shall be used to purchase the Settlement Currency at the Purchase Price determined and calculated according to the Purchase Formula agreed by Parties through the Order System.

7.	“Force Majeure” shall mean any event or occurrence whatsoever beyond the reasonable control of that Party, which delays, prevents or hinders that Party from performing any obligation imposed upon that Party under this Agreement, including to the extent such event or occurrence shall delay, prevent or hinder such Party from performing such obligation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions and regulatory and administrative or similar action or delays to take actions of any governmental authority.

8.	“Investment Amount” shall mean an amount of fund that Client used to invest in a specific Asset Management Product. The Investment Amount that Client can used to invest in a specific Asset Management Product shall be subject to the limits set by the Company.

9.	“Matrixport” means Matrixport Technologies Ltd. Your Account with Matrixport shall be referred to as your "Matrixport Account".

10.	“Subscription Fee” or “Subscription Fee Rate” shall mean the subscription fee/rate solely determined by the Company and listed in the Order System. The Subscription Fee (if any) paid by the Client is not counted as his/her Investment Amount in the Asset Management Product. The Subscription Fee is mainly used to cover the various expenses incurred during the Fundraising Period of the Asset Management Product.

11.	“Redemption Fee” or “Redemption Fee Rate” shall mean the redemption fee/rate solely determined by the Company and listed in the Order System, which is charged to the Client for Unit redemption after the Closed Period.

12.	“Early Redemption Fee” or “Early Redemption Fee Rate” shall mean the early redemption fee/rate solely determined by the Company and listed in the Order System, which is charged to the Client for Unit early redemption during the Closed Period.Please note that only the Asset Management Products that expressly specify that “early redemption is allowed” are allowed to be redeemed early by paying the Early Redemption Fees.

13.	“Management Fee” or “Management Fee Rate” shall mean the management fee/rate solely determined by the Company and listed in the Order System, which is charged by the Company for providing asset management services. The Management Fee is charged when the Client redeems his/her Units of the Asset Management Product.

14.	“Fundraising Period” shall mean, for a specific Asset Management Product, the period during which Client(s) are allowed to submit Subscription Order(s) of such Product. After the Fundraising Period ends, the Company shall determine whether the Asset Management Product is successfully raised, and then proceed in accordance with Section 3.3(e) or Section 3.3(g) of this Agreement.

15.	“Closed Period” shall mean, for a specific Asset Management Product, the period (after the Product is successfully raised) during which Clients are not allowed to redeem his/her Units of the Asset Management Product.

16.	“Unit” shall mean the smallest portion of ownership in the Asset Management Product.

17.	“Assets Under Management (AUM)” is the total market value of the investments made by the Clients in the Asset Management Product(s).

3.	SUBSCRIPTION OF THE ASSET MANAGEMENT PRODUCT

1.	Asset Management Product Order System

The Company provides you online access to its proprietary electronic order system (the “Order System”) for investing in the Asset Management Product. Any access to and use of the Order System will be subject to the terms of this Agreement, and any other policies, procedures, announced by the Company from time to time.

2.	Product Description

The Company may make available to you one or more Asset Management Product(s) through the Order System. For each Asset Management Product, you may specify the Investment Amount you intend to invest in the Asset Management Product (subject to the Investment Amount limits set by the Company) and once your order (the “Subscription Order”) is received by the Company, the Investment Amount will be deducted from your Matrixport Account. The terms of a specific Asset Management Product (including subscription rules, Subscription Fee Rate, redemption rules, and etc.) are subject to the stipulations on the relevant Product Page of the Order System.

3.	Procedures

The following procedures shall apply to your purchase of the Asset Management Product(s):

a.	You may enter the Product Page (the “Product Page”) for the Asset Management Product you intend to invest, which lists the terms of the Asset Management Product, including but not limited to the Fundraising Period deadline, the Closed Period, subscription rules, redemption rules, and etc.

b.	You may specify the Investment Amount you intend to invest in the Asset Management Product on the Order Page (the “Order Page”) and by clicking “Purchase” (or other phrases of equivalent meaning) button in the Order Page, you represents that you confirm and accept the terms specified in the Order Page, and you will be directed to the "Order Status Page":

▪	(i) If the Order Status Page shows "Fail to Submit Subscription Order" (or other phrases of equivalent meaning), it means that the Company fails to receive your Subscription Order. Such failure may happen due to computer malfunction, network congestion, insufficient Account Balance or some other reasons.

▪	(ii) If the Order Status Page shows “Successful Submission of Subscription Order” (or other phrases of equivalent meaning), it means the Company has received your Subscription Order and the Company shall have the right to deduct the Investment Amount from your Matrixport Account immediately. You hereby understand and agree that Company’s receipt of your Subscription Order does not mean that you have successfully subscribed and invested in the Product, instead it is only the confirmation that the Company has successfully received your Subscription Order.

c.	You hereby understand and agree that the Investment Amount will not accrue interest during the Fundraising Period.

d.	You hereby understand and agree that once the Company receives your Subscription Order, you shall have no right to cancel the Subscription Order or request to withdraw the Investment Amount.

e.	After the Fundraising Period of the Asset Management Product (for which you submitted the Subscription Order) ends, and if the Company determines that the Product is successfully raised, then you will receive the "Unit Confirmation Notice" issued to you by the Company. The Subscription Order you submitted shall be deemed to have been executed by the Company and shall officially take effect when the Company sends the “Unit Confirmation Notice” to you. You agree and understand that the number of your investment Units will be solely determined by the Company based on the net value of the Asset Management Product at the end of the Fundraising Period.

f.	You hereby understand and agree that your Units in the Asset Management Products cannot be transferred without the prior written consent of the Company.

g.	After the Fundraising Period of the Asset Management Product (for which you submitted the Subscription Order) ends, and if the Company determines that the Product is not successfully raised, the Company will notify you within 30 days after the Fundraising Period ends and return your Investment Amount to your Matrixport Account. You hereby agree and understand that no interest will accrue on your Investment Amount during this period.

4.	No Liability for Data Transmission Speed; Obvious Error

You hereby understand and agree that the Company has no responsibility for the speed or inaccuracy of the data transmission. You agree that if the Company determines that the “Unit Confirmation Notice” issued by the Company to you contains an obvious error, then the Company shall have the right to cancel the foregoing notice within 48 hours after issuing the notice and send you a corrected notice.

4.	REDEMPTION OF THE ASSET MANAGEMENT PRODUCT

1.	REDEMPTION OF THE ASSET MANAGEMENT PRODUCT

UNLESS OTHERWISE SPECIFIED, THE ASSET MANAGEMENT PRODUCT IS NOT ALLOWED TO BE REDEEMED DURING THE CLOSED PERIOD. ONLY THE ASSET MANAGEMENT PRODUCTS THAT IS EXPRESSLY SPECIFIED TO ALLOW EARLY REDEMPTION DURING THE CLOSED PERIOD AND WITH EARLY REDEMPTION FEE/RATE SPECIFIED IN THE ORDER SYSTEM SHALL BE ALLOWED TO BE REDEEMED EARLY DURING THE CLOSED PERIOD, AND YOU SHALL PAY THE EARLY REDEMPTION FEE AS AGREED IN THE ORDER SYSTEM IF YOU CHOOSE TO REDEEM EARLY. YOU HEREBY UNDERSTAND EVEN FOR THE ASSET MANAGEMENT PRODUCTS THAT EXPRESSLY SPECIFY “EARLY REDEMPTION DURING THE CLOSED PERIOD IS ALLOWED” EARLY REDEMPTION DURING THE CLOSED PERIOD IS STILL NOT A REGULAR OPERATION, AND YOU WILL NOT BE ABLE TO SUBMIT AN EARLY REDEMPTION REQUEST THROUGH THE ORDER SYSTEM. IF YOU NEED TO REDEEM EARLY DURING THE CLOSED PERIOD, PLEASE SEND AN EMAIL TO [SUPPORT@MATRIXPORT.COM] TO CONTACT OUR CUSTOMER SERVICE

2.	Management Fee and Redemption Fee

You agree that when you redeem the Asset Management Product, the Company shall have the right to charge you the Management Fee and Redemption Fee in accordance with the Management Fee Rate and Redemption Fee Rate specified on the Product Page

3.	Redemption Suspension under Special Circumstances

You hereby agree that the Company shall have the right to refuse or suspend your redemption request under the following circumstances：

a.	The Digital Asset market is in an abnormal state of extreme fluctuations;

b.	Your redemption may have a huge adverse impact on the interests of other clients who have not redeemed; or

c.	A Force Majeure event or an Extreme Circumstance occurs.

5.	GENERAL TERMS

1.	KYC/AML Requirement

You hereby agree and understand that you may be required to successfully complete our client onboarding process pursuant to our KYC/AML Policy before investing in the Asset Management Product(s). You hereby agree that you will provide us with truthful and accurate information.

2.	Account Security

You are solely responsible for ensuring the security of the passwords (or other security devices) to access your account. All the Purchase Order(s) executed through your account is deemed as valid offer(s) executed by you. The Company shall not be responsible for any risks and losses incurring from false, embezzled or illegal use of the account, password and other information because of your fault.

3.	Taxes

Each Party will be responsible for the taxes that may be imposed or levied on it in connection with this Agreement and/or the transactions hereunder.

4.	License

The Company hereby grants you, for the term of this Agreement, a limited, non-exclusive, revocable, non-transferable and non-sublicensable license to use the Order System pursuant to the terms of this Agreement. The Company or its licensors retain all rights, title and interest in and to the Order System, including all source code, object code, data, information, copyrights, trademarks, patents, inventions and trade secrets embodied therein, and all other rights not expressly granted to you hereunder. Nothing in this Agreement constitutes a waiver of any of the Company’s rights under the intellectual property laws of Panama or any other jurisdiction or under any other federal, state, or foreign laws.

YOU HEREBY AGREE THAT: THE ORDER SYSTEM IS PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS, WITHOUT WARRANTY OF ANY KIND, AND THE COMPANY SPECIFICALLY DISCLAIMS ALL EXPRESS AND IMPLIED WARRANTIES REGARDING THE ORDER SYSTEM, INCLUDING WITHOUT LIMITATION, THE WARRANTIES THAT IT IS FREE OF DEFECTS, MERCHANTABLE, FIT FOR A PARTICULAR PURPOSE OR NON-INFRINGING, THAT THE ORDER SYSTEM WILL BE UNINTERRUPTED, ERROR FREE OR FREE OF HARMFUL COMPONENTS, AND THAT ANY INFORMATION PROVIDED BY YOU WILL BE SECURE AND NOT LOST OR DAMAGED. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE ORDER SYSTEM IS BORNE BY YOU, TO THE EXTENT SUCH RISK IS NOT DUE TO THE COMPANY’S WILFUL MISCONDUCT. THIS DISCLAIMER OF WARRANTY CONSTITUTES AN ESSENTIAL PART OF THIS AGREEMENT. NO USE OF THE ORDER SYSTEM IS AUTHORIZED HEREUNDER EXCEPT AS PERMITTED UNDER THIS AGREEMENT.

5.	Data

With respect to any data or information that the Company provides to you in connection with your use of the Order System and your investment in the ASSET MANAGEMENT(s), you hereby agree that:

a.	You will use such data or information solely for the purpose set forth in this Agreement and in Compliance with all applicable statutes, regulations, rules, judgments, orders, decrees, rulings, charges and other restrictions of any government, governmental agency, or court (“Applicable Law”);

b.	You will not distribute, retransmit, display or otherwise disclose or make available such data or information to third parties except as required by Applicable Law; and

c.	You will not enhance, alter or make derivative works from such data or information, or combine such data or information with any other information without the prior written consent of the Company.

6.	Right to Monitor

The Company reserves the right, in its sole discretion, to monitor all uses of the Order System to ensure compliance with the Applicable Law, this Agreement and the policies and procedures of the Company and its Affiliates from time to time.

6.	REPRESENTATIONS AND WARRANTIES

You hereby represent and warrant to the Company as follows, which representations and warranties will be deemed repeated each time you use the Order System and/or execute a Purchase Order of ASSET MANAGEMENT(s) with the Company:

1.	Powers

You have the requisite power to electronically execute this Agreement and/or the Purchase Order of ASSET MANAGEMENT(s) and to perform your obligations under this Agreement and/or the Purchase Order, and this Agreement and/or the Purchase Order is valid and binding upon you.

2.	True and Complete Information

All information in any form you provided to the Company is true and complete in all aspects, except to the extent that you have provided notice of any change to the Company.

3.	No Violation or Conflict

Your electronic execution, delivery and performance of the Agreement and/or the Purchase Order executed by you do not violate or conflict with any law applicable to you, and/or any contractual restriction binding on or affecting you or any of your assets you use to invest in the ASSET MANAGEMENT(s).

4.	Compliance

Your investment in the ASSET MANAGEMENT(s) will comply with all Applicable Law.

7.	INDEMNIFICATION

Without duplication of any other rights to recovery or indemnity set forth in this Agreement, you shall indemnify and defend the Company against, and shall hold the Company harmless from, any loss, liability, claim, charge, action, suit, proceeding, assessed interest, penalty, damage, tax or expense (collectively, “Losses”, including reasonable attorney’s fee) caused by or resulting from your breach of this Agreement.

8.	KEY RISK FACTORS AND DISCLAIMER

1.	NOT A DEPOSIT

THE ASSET MANAGEMENT HEREUNDER IS NOT EQUIVALENT TO A DEPOSIT. THE CLIENT SHOULD THEREFORE NOT TREAT THE ASSET MANAGEMENT AS A SUBSTITUTE FOR ORDINARY SAVINGS OR DEPOSITS.

2.	MARKET RISK

THE PRICE OF DIGITAL CURRENCY FLUCTURATES SIGNIFICANTLY.THE TOTAL PAYOUT THE CLIENT RECEIVES FOR THE ASSET MANAGEMENT MAY BE SIGNIFICANTLY LESS THAN THE RETURN OR INTEREST THE CLIENT MAY OTHERWISE HAVE RECEIVED FROM OTHER INVESTMENT. IN CASES WHEN THERE IS A MARKET FALURE OF DIGITAL CURRENCY, THE MARKET VALUE OF THE SETTLEMENT AMOUNT (IN SETTLEMENT CURRENCY) YOU RECEIVE ON EXPIRY DATE MAY BE SIGNIFICANTLY LESS THAN THE MARKET VALUE OF YOUR INVESTMENT AMOUNT.

3.	LIQUIDITY RISK

ONCE CLIENT INVESTS THE INVESTMENT AMOUNT IN A SPECIFIC ASSET MANAGEMENT PROVIDED BY THE COMPANY, NO EARLY WITHDRAWL OR EARLY TERMINATION BY THE CLIENT IS PERMITTED.

4.	NO WARRANTY

ORDER SYSTEM IS PROVIDED ON AN “AS IS” AND “AS AVAILABLE” BASIS, WITHOUT WARRANTY OF ANY KIND, AND THE COMPANY SPECIFICALLY DISCLAIMS ALL EXPRESS AND IMPLIED WARRANTIES REGARDING THE ORDER SYSTEM, INCLUDING WITHOUT LIMITATION, THE WARRANTIES THAT IT IS FREE OF DEFECTS, MERCHANTABLE, FIT FOR A PARTICULAR PURPOSE OR NON-INFRINGING, THAT THE ORDER SYSTEM WILL BE UNINTERRUPTED, ERROR FREE OR FREE OF HARMFUL COMPONENTS, AND THAT ANY INFORMATION PROVIDED BY YOU WILL BE SECURE AND NOT LOST OR DAMAGED. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE ORDER SYSTEM IS BORNE BY YOU, TO THE EXTENT SUCH RISK IS NOT DUE TO THE COMPANY’S WILFUL MISCONDUCT. THIS DISCLAIMER OF WARRANTY CONSTITUTES AN ESSENTIAL PART OF THIS AGREEMENT. NO USE OF THE ORDER SYSTEM IS AUTHORIZED HEREUNDER EXCEPT AS PERMITTED UNDER THIS AGREEMENT.

9.	TERM AND TERMINATION

This Agreement is effective as of the date of execution and shall remain in effect until the termination of this Agreement by either Party at any time, for any reason or no reason, upon one (1) month written notice to the other Party. Provided, however, that any termination shall not affect any Purchase Order already executed by both Parties through the Order System before the termination.

10.	FORCE MAJEURE AND EXTREME CIRCUMSTANCES

In case the Company fails to fulfill its obligations under this Agreement because of Force Majeure or Extreme Circumstances, the Company shall not be responsible or liable to you for any and all of your damages or liabilities caused by or incidental to such Force Majeure or Extreme Circumstances.

11.	CONFIDENTIALITY AND NON-DISCLOSURE

1.	Confidentiality

The Client understands the nature of the Confidential Information, and shall conserve the Confidential Information and shall not provide, transfer or disclose the Confidential Information to any third parties, shall not use the Confidential Information beyond the assumed scope of this Agreement, and shall not carry out any activities which are contradictory to the nature of confidentiality in relation to the Confidential Information; provided, however, the above shall not apply to the following:

a.	Where the Client has a duty of disclosure or disclosure is requested by Applicable Law;

b.	When there is a prior written consent by the Company; and

c.	In case of disclosure to its employees or specialists such as lawyers, certified public accountants, auditors, and tax accountants, etc. (provided, however, that the Client shall notify the Company of such disclosure without delay).

2.	Exceptions

The above duty of confidentiality shall not apply to the following information:

a.	Information which is already known to the public at the time of the disclosure;

b.	Information which is already rightfully held by the Client at the time of the disclosure;

c.	Information lawfully disclosed by an authorized third party without bearing the duty of confidentiality after disclosure; or

d.	Information which becomes known to the public not as a result of an unlawful act of or an event ascribed to the Client who receives such information, after disclosure.

12.	MISCELLANEOUS

1.	Governing Law

This Agreement shall be governed in all respects by the laws of the Panama without regard to conflicts of law principles.

2.	Successors and Assigns

Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the Parties hereto whose rights or obligations hereunder are affected by such amendments. The Company may assign its rights or delegate its obligations under this Agreement to its Affiliate.

3.	Amendments and Waivers

The Company may amend or modify this Agreement at any time by posting the revised agreement on its official website and/or providing a copy to you (a “Revised Agreement”). The Revised Agreement shall be effective as of the time it is posted but will not apply retroactively. Your continued use of the Order System and/or your continued execution of Purchase Order after the posting of a Revised Agreement constitutes your acceptance of such Revised Agreement. If you do not agree with any such modification, your sole and exclusive remedy is to terminate your use of the Order System and stop executing Purchase Order. You understand your termination of using the Order System and executing Purchase Order does not relieved you from any obligation you have hereunder or any liability for a breach of this Agreement or for any misrepresentation hereunder. If the Revised Agreement includes a material change, we will endeavor to provide you advanced notice via the Company’s official website and/or email before the material change becomes effective.

4.	Delays or Omissions

No delay or omission to exercise any right, power or remedy accruing to the Company upon any breach or default of the Client under this Agreement, shall impair any such right, power or remedy of the Company nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Company of any breach or default under this Agreement or any waiver on the part of the Company of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Company shall be cumulative and not alternative.

5.	Interpretation; Titles and Subtitles

This Agreement shall be construed according to its fair language. The rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be employed in interpreting this Agreement. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.	Change of Control

In the event that the Company is acquired by or merged with a third party entity, we reserve the right, in any of these circumstances, to transfer or assign the information we have collected from you as part of such merger, acquisition, sale, or other change of control.

7.	Severability

Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

8.	Dispute Resolution

In the event the Parties are unable to settle a dispute between them regarding this Agreement, such dispute shall be decided by arbitration, administered by Panama Conciliation and Arbitration Centre in accordance with its procedural rules in effect. Any arbitration shall take place in Panama, subject to the following:

a.	the arbitration tribunal shall consist of three (3) arbitrators; and

b.	the language of the arbitration shall be English.

The prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

9.	Survival

All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement shall survive the expiration or termination of this Agreement.

10.	Translation

If this Agreement is translated into a language other than English, and if the translated version is different from the English language version, the English language version will take precedence.